FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	ITAÚ UNIBANCO HOLDING S.A.
Publicly-Held Company	Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ) 47.508.411/0001-56	Corporate Taxpayer’s ID (CNPJ) 60.872.504/0001-23

MATERIAL FACT

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“CBD”) and ITAÚ UNIBANCO HOLDING S.A. (“ITAÚ UNIBANCO”), hereby announce the completion, on this date, of negotiations regarding FINANCEIRA ITAÚ CBD S.A., Crédito, Financiamento e Investimento (“FIC”) under the following terms:

1. CBD and ITAÚ UNIBANCO resolved to amend the FIC joint-venture agreement, releasing ITAÚ UNIBANCO from the exclusivity obligation. In return, ITAÚ UNIBANCO paid Grupo Pão de Açúcar, on this date, the amount of R$550,000,000.00, which will immediately affect the results of both companies.

2. CBD and ITAÚ UNIBANCO also agreed to extend the exclusivity term granted by CBD to FIC to exploit the right granted by the FIC joint-venture terms for five years up to August 28, 2029, for which ITAÚ UNIBANCO paid to Grupo Pão de Açúcar the amount of R$50,000,000.00.

3. The joint-venture encompasses stores of every format and brand owned or operated by CBD, either directly or indirectly, including supermarkets, hypermarkets, convenience stores, electronics/household appliance stores, “atacarejo” (wholesale/retail stores), gas stations and drugstores, as well as e-commerce operations.

This operation strengthens the partnership between two important domestic groups, in addition to strengthening the credit market for Brazilian consumers.

São Paulo-SP, August 28, 2009.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	ITAÚ UNIBANCO HOLDING S.A

DANIELA SABBAG	ALFREDO EGYDIO SETUBAL
Investor Relations Officer	Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 28, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.